Exhibit 99.1

[TRANSLATED FROM THE HEBREW]

SCAILEX CORPORATION LTD (“Scailex”)

27th February 2007

The Securities Authority	Tel Aviv Stock Exchange Ltd
22 Kanfei Nesharim Street	54 Ahad Ha'am Street
Jerusalem 95464	Tel Aviv 65202
(Through the Magna)	(Through the Magna)

Oil Refineries Share Purchase

Further to Scailex’s immediate report of 20th February 2007, Scailex announces that on 26th February 2007 Petroleum Capital Holdings Ltd (“PCH”), a company controlled by Scailex (80.1%), and the Israel Corporation Ltd (“the Israel Corporation”) purchased 85 million shares of Oil Refineries Ltd. (“Oil Refineries”) on the Tel Aviv Stock Exchange.

According to the binding memorandum of understandings between Scailex, PCH and the Israel Corporation in respect of the purchase and holding of Oil Refineries shares, as detailed in Scailex’s immediate report of 18th February 2007, PCH purchased 45% of the additional shares that were purchased (38.25 million shares of Oil Refineries) and the remaining 55% of the additional shares purchased were purchased by the Israel Corporation. In consideration for the shares that it purchased, PCH paid a total of approx. NIS 114.2 million, at an average price of NIS 2.9852 per share.

Further to the purchase, the joint holding of PCH and the Israel Corporation has increased to 1,005 million shares, constituting 50.25% of the issued share capital of Oil Refineries. Accordingly, PCH’s holdings have increased to 222.25 million shares, constituting 11.11% of the issued share capital of Oil Refineries, and the Israel Corporation’s holdings in Oil Refineries have increased to 39.14% of the issued share capital of Oil Refineries.

Scailex Corporation Ltd